Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	February 28,	Fiscal Years Ended May 31,
(In thousands, except ratios)	2010	2009	2008	2007		2006	2005
Fixed charges:

Interest expense on indebtedness (1)	$4,514	$15,625	$15,976	$5,031		$53	$49

Rent interest factor (2)	2,194	9,671	10,467	8,994		5,454	4,733

Total fixed charges	$6,708	$25,296	$26,443	$14,025		$5,507	$4,782

Earnings:

Income (loss) before provision for income taxes (1)	$7,794	$35,922	$41,649	$(7,434)		$27,667	$8,117

Fixed charges	6,708	25,296	26,443	14,025		5,507	4,782

Total earnings	$14,502	$61,218	$68,092	$6,591		$33,174	$12,899

Ratio	2.16	2.42	2.58	0.47	(3)	6.02	2.70

(1) Adjusted for the impact of our adoption of the FASB guidance on accounting for convertible debt securities.

(2) Approximately 1/3 of rent expense is deemed representative of the interest factor.

(3) Our ratio of earnings to fixed charges was below a one-to-one coverage by $7.4 million due to our net loss generated in fiscal 2007.